EXECUTION VERSION

SILVER WHEATON CORP.
as Borrower

- and -

THE BANK OF NOVA SCOTIA
as Co-Lead Arranger, Joint Bookrunner and Administrative Agent
- and -

BANK OF MONTREAL
as Co-Lead Arranger, Joint Bookrunner and Syndication Agent
- and -

CANADIAN IMPERIAL BANK OF COMMERCE,
ROYAL BANK OF CANADA AND THE TORONTO-DOMINION BANK
as Co-Documentation Agents
- and -

BANK OF TOKYO-MITSUBISHI UFJ (CANADA), EXPORT DEVELOPMENT CANADA AND HSBC BANK CANADA as Senior Managers - and -THE BANK OF NOVA SCOTIA, BANK OF MONTREAL, CANADIAN IMPERIAL BANK OF COMMERCE, ROYAL BANK OF CANADA, THE TORONTO-DOMINION BANK, BANK OF TOKYO-MITSUBISHI UFJ (CANADA), EXPORT DEVELOPMENT CANADA, HSBC BANK CANADA, MIZUHO BANK, LTD., NATIONAL BANK OF CANADA AND BANK OF AMERICA, N.A., CANADA BRANCH
as Lenders

SECOND AMENDING AGREEMENT TO THE AMENDED AND RESTATED
REVOLVING TERM FACILITY CREDIT AGREEMENT

Dated as of March 18, 2016

SECOND AMENDING AGREEMENT TO
AMENDED AND RESTATED REVOLVING TERM FACILITY CREDIT AGREEMENT

THIS AGREEMENT dated as of the 18th day of March, 2016.

BETWEEN:

THE BANK OF NOVA SCOTIA, a Canadian chartered bank

(herein, in its capacity as administrative agent for the Lenders, called the “Administrative Agent”)

- and -

SILVER WHEATON CORP., a corporation continued under the laws of the Province of Ontario

(herein called the “Borrower”)

- and -

THE SEVERAL LENDERS FROM TIME TO TIME PARTY TO THE CREDIT AGREEMENT (herein and therein in their capacities as lenders to the Borrower, collectively called the “Lenders” and individually called a “Lender”)

WHEREAS the Borrower, the Lenders and the Administrative Agent entered into an amended and restated credit agreement dated as of February 27, 2015, as amended by a first amending agreement dated as of November 20, 2015 in connection with a certain credit facility in favour of the Borrower (the “Credit Agreement”);

AND WHEREAS the Borrower, the Lenders and the Administrative Agent hereto wish to amend certain provisions of the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein, the parties covenant and agree as follows:

ARTICLE 1
DEFINED TERMS

1.1	Capitalized Terms

All capitalized terms which are used herein without being specifically defined herein shall have the meanings ascribed thereto in the Credit Agreement.

ARTICLE 2
AMENDMENTS TO CREDIT AGREEMENT

2.1	General Rule

Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this agreement and to incorporate the provisions of this agreement into the Credit Agreement.

2.2	Defined Terms

Section 1.1 of the Credit Agreement is hereby amended as follows:

(a)	The definition of “Maturity Date” is hereby deleted in its entirety and replaced by the following:

““Maturity Date” means February 27, 2021.”

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties

To induce the Lenders and the Administrative Agent to enter into this agreement, the Borrower hereby represents and warrants to the Lenders and the Administrative Agent that the representations and warranties of the Borrower which are contained in Section 10.1 of the Credit Agreement, as hereby amended, are true and correct on the date hereof as if made on the date hereof.

ARTICLE 4
CONDITION PRECEDENT

4.1	Conditions Precedent to Effectiveness of this Agreement

This agreement shall not become effective until the following conditions precedent are fulfilled:

(a)	this agreement shall have been executed and delivered by each of the Borrower, the Administrative Agent and the Lenders;

(b)	the attached acknowledgement and consent shall have been executed and delivered by each Guarantor to the Administrative Agent;

(c)

the Borrower shall have paid to the Lenders and to The Bank of Nova Scotia and Bank of Montreal, in their respective capacities as co-lead arrangers of the Credit Facility (the “Joint-Lead Arrangers”) all fees and expenses required to be paid in connection with the fee letter of even date executed by the Borrower and the Joint-Lead Arrangers.

ARTICLE 5
MISCELLANEOUS

5.1	No Default

The Borrower represents and warrants to and in favour of the Administrative Agent and the Lenders that no Default has occurred and is continuing as at the date this agreement becomes effective and no Default would arise immediately thereafter.

5.2	Future References to the Credit Agreement

On and after the date of this agreement, each reference in the Credit Agreement to “this agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement, and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby. The Credit Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

5.3	Governing Law

This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario.

5.4	Enurement

This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

5.5	Conflict

If any provision of this agreement is inconsistent or conflicts with any provision of the Credit Agreement, the relevant provision of this agreement shall prevail and be paramount. This agreement shall not create any novation.

5.6	No Waiver

This agreement shall not limit, impair or constitute a waiver of the rights, powers or remedies available to the Administrative Agent or the Lenders under the Credit Agreement or any other Credit Document.

5.7	Credit Document

This agreement shall be deemed to be a Credit Document.

5.8	Further Assurances

The Borrower shall do, execute and deliver or shall cause to be done, executed and delivered all such further acts, documents and things as the Administrative Agent may reasonably request for the purpose of giving effect to this agreement and to each and every provision hereof.

5.9	Counterparts

This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

[Remainder of page intentionally blank.]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this agreement on the date first above written.

SILVER WHEATON CORP.

By:	/s/ Gary D. Brown
Name: Gary D. Brown
Title: Senior Vice President and
Chief Financial Officer

By:	/s/ Randy V.J. Smallwood
Name: Randy V.J. Smallwood
Title: President and Chief Executive Officer

THE BANK OF NOVA SCOTIA, as
Administrative Agent

By:	/s/ Clement Yu
Name: Clement Yu
Title: Director

By:	/s/ Ryan Moonilal
Name: Ryan Moonilal
Title: Analyst

THE BANK OF NOVA SCOTIA, as Lender

By:	/s/ Michael Eddy
Name: Michael Eddy
Title: Managing Director

By:	/s/ Stephen MacNeil
Name: Stephen MacNeil
Title: Associate Director

BANK OF MONTREAL, as Lender

By:	/s/ Jerry Kaye
Name: Jerry Kaye
Title: Director

By:
Name:
Title:

CANADIAN IMPERIAL BANK OF
COMMERCE, as Lender

By:	/s/ Kazim Mehdi
Name: Kazim Mehdi
Title: Director

By:	/s/ Jens Paterson
Name: Jens Paterson
Title: Executive Director

ROYAL BANK OF CANADA, as Lender

By:	/s/ Strati Georgopoulos
Name: Strati Georgopoulos
Title: Authorized Signatory

By:
Name:
Title:

THE TORONTO-DOMINION BANK, as
Lender

By:	/s/ Frazer Scott
Name: Frazer Scott
Title: Managing Director

By:	/s/ Ben Montgomery
Name: Ben Montgomery
Title: Driector

BANK OF TOKYO-MITSUBISHI UFJ
(CANADA), as Lender

By:	/s/ Michael Quinn
Name: Michael Quinn
Title: Director

By:
Name:
Title:

EXPORT DEVELOPMENT CANADA, as
Lender

By:	/s/ Ladislau Papara
Name: Ladislau Papara
Title: Financing Manager

By:	/s/ Christopher Wilson
Name: Christopher Wilson
Title: Financing Manager

HSBC BANK CANADA, as Lender

By:	/s/ Mike Walls
Name: Mike Walls
Title: Vice President Global Banking

By:	/s/ Dieter Stefely
Name: Dieter Stefely
Title: Director, Banking

MIZUHO BANK, LTD., as Lender

By:	/s/ W. M. McFarland
Name: W. M. McFarland
Title: Senior Vice President Canada Branch

By:
Name:
Title:

NATIONAL BANK OF CANADA, as
Lender

By:	/s/ Roch Ledoux
Name: Roch Ledoux
Title: Directeur – Director

By:	/s/ Alexandre Bergeron
Name: Alexandre Bergeron
Title: Directeur - Director

BANK OF AMERICA, N.A., CANADA
BRANCH, as Lender

By:	/s/ Marc Ahlers
Name: Marc Ahlers
Title: Vice President

By:
Name:
Title:

ACKNOWLEDGEMENT AND CONSENT

The undersigned, each being a guarantor of the Borrower’s Obligations under, inter alia, the Credit Agreement, hereby acknowledge, agree to and consent to the foregoing amendments to the Credit Agreement and hereby confirm their obligations under their respective Guarantee.

SILVER WHEATON (CAYMANS) LTD.

By:	/s/ Nik Tatarkin
Name:	Nik Tatarkin
Title:	President

By:
Name:
Title:

SILVER WHEATON LUXEMBOURG
SARL

By:	/s/ Nik Tatarkin
Name:	Nik Tatarkin
Title:	Manager A

By:
Name:
Title:

WHEATON PRECIOUS METALS
(CAYMAN) CO.

By:	/s/ Nik Tatarkin
Name:	Nik Tatarkin
Title:	Director

By:
Name:
Title: